FOR IMMEDIATE RELEASE

Contacts:	Media: Chris Ward iBasis, Inc. 781-505-7557	Investors: Richard Tennant iBasis, Inc. 781-505-7409 ir@ibasis.net	Matthew Sherman / Jeremy Jacobs / Ariel LeBoff Joele Frank, Wilkinson Brimmer Katcher 212-355-4449

iBASIS RECEIVES LETTERS FROM LARGE STOCKHOLDERS INDICATING
THEIR INTENTION TO REJECT KPN’S REVISED OFFER

BURLINGTON, MASS. — October 9, 2009 — iBasis, Inc. (NASDAQ: IBAS) today announced that its Board of Directors has received letters from two of the Company’s largest minority stockholders indicating their intention to reject Royal KPN N.V.’s (AMS: KPN and OTC: KKPNY.PK) (“KPN”) revised unsolicited tender offer to acquire all of the outstanding shares of iBasis common stock not owned by KPN for $2.25 per share in cash.  The two stockholders, the Trustee of the Singer Children’s Management Trust (“Singer”) and Millennium Management LLC, the general partner of Millennium Partners, L.P. (“Millennium”), beneficially own approximately 4.2% and 3.6%, respectively, of iBasis’ common stock, or in the aggregate approximately 17.9% of iBasis’ common stock not owned by KPN.  Other large stockholders have also informed iBasis that they do not intend to tender into KPN’s revised offer.

“We appreciate the feedback we have received from our stockholders,” said W. Frank King, Chairman of the Special Committee of iBasis’ Board of Directors.  “As we evaluate KPN’s revised offer, our Board of Directors and the Special Committee remain committed to taking the necessary steps to maximize value for all iBasis stockholders.”

The Company noted that the Singer letter, among other things, responds to a misleading disclosure in KPN’s amended tender offer statement filed with the Securities and Exchange Commission on October 5, 2009.  The KPN filing states that the meeting on October 2, 2009 among Morgan Stanley, on behalf of KPN, and Singer and representatives of other iBasis stockholders, was held “in response to requests from representatives” of Singer and other stockholders.  Singer clarifies that the meeting with Singer was in fact held at the request of Morgan Stanley. According to Singer, at the meeting, the stockholders’ representatives were told that KPN would raise its offer to $2.25 per share if the representatives would agree to support the offer and encourage the Special Committee of iBasis’ Board of Directors to drop all litigation against KPN. Singer’s representatives advised KPN’s representatives that Singer had no intention of tendering its shares into KPN’s revised $2.25 per share offer.

Jefferies & Company, Inc. is serving as independent financial advisor and Gibson, Dunn & Crutcher LLP is serving as independent legal counsel to the Special Committee.

About iBasis

Founded in 1996, iBasis (NASDAQ: IBAS) is a leading wholesale carrier of international long distance telephone calls and a provider of retail prepaid calling services and enhanced services for mobile operators. iBasis customers include KPN, KPN Mobile, E-Plus, BASE, TDC and many other large telecommunications carriers such as Verizon, Vodafone, China Mobile, China Unicom, IDT, Qwest, Skype, Telecom Italia, and Telefonica.  The Company carried approximately 24 billion minutes of international voice traffic in 2008. The Company can be reached at its worldwide headquarters in Burlington, Mass., USA at +1 781-505-7500 or on the Internet at www.ibasis.com.

iBasis is a registered mark of iBasis, Inc. All other trademarks are the property of their respective owners.

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